Exhibit 99.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Imperial Tobacco Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Disclosure in relation to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

Mr David Cresswell

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Holding by Director in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars / ISA / Nominees Limited

8 State the nature of the transaction

Dividend reinvestment on ISA

9. Number of shares, debentures or financial instruments relating to shares acquired

9

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000001255

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£14.49

14. Date and place of transaction

5 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

89,861 Shares - 0.01253%

16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Deputy Company Secretary

0117 963 6636

1. Name of the issuer

Imperial Tobacco Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Disclosure in relation to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

Mr Simon P Duffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Holding by Director in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Puddledock Nominees Limited Account PEPs

8 State the nature of the transaction

a) General Discretionary PEP – Dividend reinvestment

b) Single Company Discretionary PEP – Dividend reinvestment

9. Number of shares, debentures or financial instruments relating to shares acquired

a) 25

b) 12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00000516

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£14.8585

14. Date and place of transaction

11 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,780 Shares - 0.00122%

16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Deputy Company Secretary

0117 963 6636

1. Name of the issuer

Imperial Tobacco Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Disclosure in relation to (i) above

3. Name of person discharging managerial responsibilities/director

Mr Graham L Blashill

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Holding by PDMR in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars / ISA / Nominees Limited

8 State the nature of the transaction

Dividend reinvestment on ISA

9. Number of shares, debentures or financial instruments relating to shares acquired

19

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000026496

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£14.49

14. Date and place of transaction

5 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

85,224 Shares - 0.01188%

16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Deputy Company Secretary

0117 963 6636

Name and signature of duly authorised officer of issuer responsible for making notification

T M Williams, Deputy Company Secretary

Date of notification:  11 August 2005

Copies of our announcements are available on our website:

www.imperial–tobacco.com